Vasiliou & Company, Inc.
Year Ended December 31, 2015

NOTES TO FINANCIAL STATEMENTS

## Description of Organization and Nature of Operations

Vasiliou & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activity is primarily comprised of the purchase and sale of securities for its own account.

## 1. Summary of Significant Accounting Policies

### Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing in the financial statements are consistent with that rule.

### Revenue and Expense Recognition from Securities Transactions
Principal transactions consist of securities transactions with related revenues and expenses recorded on a trade-date basis.

### Cash and Cash Equivalents
For purposes of the cash flow statement the Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents at December 31, 2015.

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

### Income Taxes
The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for federal tax on corporate income and receives the benefit of corporate losses.

### Uncertain Tax Positions
In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide

NOTES TO FINANCIAL STATEMENTS

better financial statement comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's financial statements. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof. The Company recognizes interest, if any, related to unrecognized tax benefits in income tax expense. No interest or penalties have been recorded for the year ended December 31, 2015. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012.

## 2. Retirement Plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2015.

## 3. Due from Clearing Broker

The Company has received the balance of all monies due from the closing of its clearing agreement.

## 4. Related Party Transactions

The Company occupies office space owned by the sole shareholder. No rent was charged to the Company.

## 5. Shareholder Equity

During 2015, the stockholder contributed cash of $10,000.

## 6. Net Capital Requirement

During the current year the company was approved by the regulator to lower the minimum Net Capital Requirement from $100,000 to $5,000.

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2015, the Company's net capital was $56,881 which was $51,881 in excess of its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was .2038.

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NOTES TO FINANCIAL STATEMENTS

### 7. Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

### 8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company maintains all of its cash in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

### 9. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2016, the date the financial statements were available to be issued.